Exhibit 99.1

Item 1.	Business

Our Company

RAIT Financial Trust uses its vertically integrated platform to invest in, manage and service real estate-related assets with a focus on commercial real estate. We offer a comprehensive set of debt financing options to the commercial real estate industry along with fixed income trading and advisory services. We also own and manage a portfolio of commercial real estate properties and manage real estate-related assets for third parties. We are a self-managed and self-advised Maryland real estate investment trust, or REIT, formed in August 1997, that commenced operations in January 1998.

Our investments consist primarily of the following asset classes:

•	commercial mortgages, mezzanine loans, other loans and preferred equity interests;

•	investments in real estate or in entities that own commercial real estate; and

•

investments in debt securities issued by real estate companies, including trust preferred securities, or TruPS, and subordinated debentures, mortgage-backed securities, including commercial mortgage-backed securities, or CMBS, unsecured REIT notes and other real estate-related debt.

Our revenue is generated primarily from:

•	interest income from our investments, net of any financing costs, or net interest margin;

•	rental income from our direct investments in real estate assets; and

•	fee income generated from:

•	originating, servicing and managing assets,

•	fixed income trading services,

•	advisory services, and

•	other brokerage-related services.

2009 was part of an ongoing transition period for RAIT as we continue to adapt our business to current economic conditions. We engaged in a series of transactions intended to focus RAIT on opportunities in financing and owning commercial real estate by removing non-core assets from our balance sheet. These transactions included selling our equity in securitizations holding our residential mortgage portfolio and a substantial amount of our investments in debt securities issued by real estate companies. For further discussion of these transactions, see Item 7—“Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business Strategy

Our objective is to provide our shareholders with total returns over time while managing the risks associated with our investment strategy. The core components of our business strategy are described in more detail below.

Provide commercial real estate financing. We provide a comprehensive set of debt financing options to the commercial real estate industry, including commercial mortgages, mezzanine loans, other loans and preferred equity interests. We have primarily financed this portfolio through securitizations, in which we have a retained interests, or through lines of credit.

Own commercial real estate. Our ownership of commercial real estate has grown recently as we have restructured loans in response to credit events to take control of properties where we believe we can continue to generate or enhance our risk-adjusted returns. To support our increased ownership of properties and to further vertically integrate our platform, we expanded our property management capabilities by purchasing a majority interest in Jupiter Communities, LLC, or Jupiter Communities, in May 2009. Jupiter Communities is an established property management firm specializing in managing multifamily commercial real estate properties. We have financed this portfolio through secured mortgages held by either third party lenders or our commercial real estate securitizations. See “Financing Strategy” below.

Manage our portfolio of debt securities issued by real estate companies. Included in our assets are debt securities issued by real estate companies. As noted above, we have been reducing the amount of these investments reflected on our balance sheet to focus on commercial real estate loans and properties. We have financed this portfolio through securitizations in which we have retained interests in the subordinated notes and equity. Our retained interests in these securitizations no longer generate cash flow for us; however, we continue to act as collateral manager and receive collateral management fees. See “Generate Fee Income” and “Financing Strategy” below.

Generate fee income. We manage a portfolio of real estate related assets. As of December 31, 2009, we had $10.1 billion of assets under management. Assets under management are comprised of our consolidated assets and assets we manage but do not consolidate. At December 31, 2009, we served as the collateral manager on thirteen securitizations that are collateralized by U.S. commercial real estate investments, TruPS and European real estate investments. As collateral manager, we seek to maintain and enhance the performance of the investments collateralizing, and the cash flows of, these securitizations. We also service our U.S. commercial real estate investments. We have been added to Standard & Poor’s select servicer list as a commercial mortgage primary servicer. We generate fee income from our asset management efforts, primarily from serving as collateral manager. During the years ended December 31, 2009, 2008 and 2007, we received asset management fee income of $16.1 million, $23.2 million and $26.1 million, respectively, of which we eliminated $7.0 million, $12.2 million and $19.1 million, respectively, upon consolidation of securitizations in our consolidated financial statements.

In 2009, we expanded our fixed income trading services primarily in riskless principal transactions and we initiated an advisory services platform to investors in commercial real estate assets.

Financing Strategy. We have financed a substantial portion of our portfolio investments through borrowing and securitization strategies that seek to match the payment terms, interest rate and maturity dates of our financings with the payment terms, interest rate and maturity dates of those investments. We seek to mitigate interest rate risk through derivative instruments. We own junior debt tranches and equity of a number of the securitizations which we structured to finance a substantial portion of our investment portfolio.

We financed a majority of our commercial real estate loan portfolio through two non-recourse loan securitizations which aggregate $1.85 billion of loan capacity. These financing structures have built-in revolver features that permit us to replace maturing loan collateral with new loans up through the fifth year anniversary of each financing in 2011 and 2012. We retained all of the most junior debt tranche (BB rated) and all of the preferred equity issued by these securitizations.

We finance our acquisitions of real estate through a combination of secured mortgage financing provided by third party financial institutions and existing financing provided by our two CRE loan securitizations. During 2009, we acquired $416.7 million of direct real estate investments upon conversion of $515.5 million of commercial real estate loans, retaining the existing financing provided by our two CRE loan securitizations.

We financed most of our debt securities portfolio in a series of non-recourse collateralized debt obligations, or CDOs, which provided long-dated, interest-only, match funded financing to the TruPS and subordinated debenture investments. As of December 31, 2009, we retained a controlling interest in two securitizations—Taberna Preferred Funding VIII, Ltd., or Taberna VIII and Taberna Preferred Funding IX, Ltd., or Taberna IX, which are consolidated entities. All of the debt securities collateral assets and the related non-recourse CDO financing obligations are presented at fair value in our reported results. During 2009, due to the non-recourse nature of these entities and the recent credit performance of the underlying collateral, we received only our senior collateral management fees from these two CDOs.

See Item 7—“Management’s Discussion and Analysis of Financial Condition and Results of Operations-Securitization Summary” for further discussion of our securitizations.

Our Investment Portfolio

Our consolidated investment portfolio is currently comprised of the following asset classes:

Commercial mortgages, mezzanine loans, other loans and preferred equity interests. We have originated senior long-term mortgage loans, short-term bridge loans, subordinated, or “mezzanine,” financing and preferred equity interests. Our financing is usually “non-recourse.” Non-recourse financing means we look primarily to the assets securing the payment of the loan, subject to certain standard exceptions. We may also engage in recourse financing by requiring personal guarantees from controlling persons of our borrowers. We also acquire existing commercial real estate loans held by banks, other institutional lenders or third-party investors. Where possible, we seek to maintain direct lending relationships with borrowers, as opposed to investing in loans controlled by third party lenders.

The tables below describe certain characteristics of our commercial mortgages, mezzanine loans, other loans and preferred equity interests as of December 31, 2009 (dollars in thousands):

	Book Value	Weighted- Average Coupon	Range of Maturities	Number of Loans
Commercial mortgages	$825,044	6.9%	Mar. 2010 to Mar. 2016	55
Mezzanine loans	421,805	9.8%	Mar. 2010 to Aug. 2021	129
Other loans	123,889	5.2%	Apr. 2010 to Oct. 2016	9
Preferred equity interests	98,584	10.9%	Mar. 2010 to Sep. 2021	25

Total	$1,469,322	7.9%		218

Due to current economic conditions referred to above, we currently have limited capacity to originate new investments. However, we expect to focus on this asset class when economic conditions improve.

The charts below describe the property types and the geographic breakdown of our commercial mortgages, mezzanine loans, other loans, and preferred equity interests as of December 31, 2009:

(a)	Based on book value.

Investments in real estate. We generate a return on our real estate investments through rental income and other sources of income from the operations of the real estate underlying our investment. We also participate in any increase in the value of the real estate in addition to current income. We finance our acquisitions of real estate through a combination of secured mortgage financing provided by financial institutions and existing financing provided by our two CRE loan securitizations. During 2009, we acquired $416.7 million of real estate investments upon conversion of $515.5 million of commercial real estate loans, usually subject to retaining the existing financing provided by our two CRE loan securitizations.

The table below describes certain characteristics of our investments in real estate as of December 31, 2009 (dollars in thousands, except average effective rent):

	Investments in Real Estate (a)	% of Total Portfolio	Units/ Square Feet/ Acres	Number of Properties	Average Effective Rent (b)
Multi-family real estate properties (c)	$497,578	67.4%	6,967	27	$646
Office real estate properties (d)	178,750	24.2%	1,324,368	6	23.79
Retail real estate properties (d)	35,437	4.8%	1,095,452	3	10.84
Parcels of land	26,470	3.6%	7.3	3	—

Total	$738,235	100.0%		39

(a)	Investments in real estate include $79.8 million of assets held for sale as of December 31, 2009.
(b)	Based on operating performance for the year ended December 31, 2009.
(c)	Average effective rent is rent per unit per month.
(d)	Average effective rent is rent per square foot per year.

We expect this asset category to increase in size as we may find it desirable to protect or enhance our risk-adjusted returns by taking control of properties underlying our commercial real estate loans when restructuring or otherwise exercising our remedies regarding loans that become subject to increased credit risks.

The charts below describe the property types and the geographic breakdown of our investments in real estate as of December 31, 2009:

(a)	Based on book value.

Investment in debt securities. We have provided REITs and real estate operating companies the ability to raise subordinated debt capital through TruPS and subordinated debentures. TruPS are long-term instruments, with maturities ranging from 5 to 30 years, which are priced based on short-term variable rates, such as the three-month London Inter-Bank Offered Rate, or LIBOR. TruPS are unsecured and generally contain minimal financial and operating covenants. We financed most of our debt securities portfolio in a series of non-recourse securitizations which provided long-dated, interest-only, match funded financing to the TruPS and subordinated debenture investments. As of December 31, 2009, we retained a controlling interest in two securitizations—Taberna VIII and Taberna IX, which are consolidated entities. All of the collateral assets for the debt securities and the related non-recourse CDO financing obligations are presented at fair value in our reported results. During 2009, due to the non-recourse nature of these entities and the recent credit performance of the underlying collateral, we received only our senior collateral management fees from these two CDOs.

The table below describes our investment in TruPS and subordinated debentures as included in our consolidated financial statements as of December 31, 2009 (dollars in thousands):

				Issuer Statistics
Industry Sector	Estimated Fair Value	% of Total	Weighted- Average Coupon	Weighted Average Ratio of Debt to Total Capitalization	Weighted Average Interest Coverage Ratio
Commercial Mortgage	$165,625	30.5%	3.7%	79.1%	0.9	x
Office	130,799	24.0%	7.8%	63.9%	1.9	x
Residential Mortgage	71,635	13.2%	2.5%	99.2%	(1.4	)x
Specialty Finance	44,821	8.2%	5.3%	118.9%	1.0	x
Homebuilders	43,198	7.9%	7.8%	4.1%	(0.2	)x
Retail	44,609	8.2%	4.3%	185.4%	2.2	x
Hospitality	24,777	4.5%	5.8%	111.6%	(1.4	)x
Storage	19,291	3.5%	8.0%	62.4%	3.6	x

Total	$544,755	100.0%	5.3%	76.2%	1.2	x

The chart below describes the equity capitalization of our investment in TruPS and subordinated debentures as included in our consolidated financial statements as of December 31, 2009:

(a)	Based on the most recent information available to management as provided by our TruPS issuers or through public filings.
(b)	Based on estimated fair value.

We have invested, and expect to continue to invest, in CMBS, unsecured REIT notes and other real estate-related debt securities.

Unsecured REIT notes are publicly traded debentures issued by large public reporting REITs and other real estate companies. These debentures generally pay interest semi-annually. These companies are generally rated investment grade by one or more nationally recognized rating agencies.

CMBS generally are multi-class debt or pass-through certificates secured or backed by single loans or pools of mortgage loans on commercial real estate properties. Our CMBS investments may include loans and securities that are rated investment grade by one or more nationally-recognized rating agencies, as well as both unrated and non-investment grade loans and securities.

The table and the chart below describe certain characteristics of our real estate-related debt securities as of December 31, 2009 (dollars in thousands):

Investment Description	Estimated Fair Value	Weighted- Average Coupon	Weighted- Average Years to Maturity	Book Value
Unsecured REIT note receivables	$65,393	6.6%	7.8	$68,049
CMBS receivables	58,894	6.0%	34.3	158,368
Other securities	25,465	3.2%	30.1	93,419

Total	$149,752	5.1%	27.9	$319,836

(a)	S&P Ratings as of December 31, 2009.

Certain REIT and Investment Company Act Limits On Our Strategies

REIT Limits

We conduct our operations so as to qualify as a REIT. Our subsidiary, Taberna Realty Finance Trust, or Taberna, is also a REIT and we cause Taberna to conduct its operations to qualify as a REIT. For a discussion of the tax implications of our and Taberna’s REIT status to us and our shareholders, see “Material U.S. Federal Income Tax Considerations” contained in Exhibit 99.1 to this Annual Report on Form 10-K. To qualify as a REIT, we and Taberna must continually satisfy various tests regarding sources of income, nature and diversification of assets, amounts distributed to shareholders and the ownership of common shares. In order to satisfy these tests, we and Taberna may be required to forgo investments that might otherwise be made. Accordingly, compliance with the REIT requirements may hinder our or Taberna’s investment performance. These requirements include the following:

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At least 75% of each of our and Taberna’s total assets and 75% of gross income must be derived from qualifying real estate assets, whether or not such assets would otherwise represent our or Taberna’s best investment alternative. For example, since neither TruPS nor investments in the debt or equity of CDOs are qualifying real estate assets, to the extent that we have historically invested in such assets, or may do so in the future, Taberna (and we, to the extent that we invest in such assets) must hold substantial investments in qualifying real estate assets, including mortgage loans and CMBS, which may have lower yields than such investments. Also, at least 95% of each of our and Taberna’s gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of shares or securities, which need not have any relation to real property.

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A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including any mortgage loans, held in inventory or primarily for sale to customers in the ordinary course of business. The prohibited transaction tax may apply to any sale of assets to a CDO and to any sale of CDO securities, and therefore may limit our and Taberna’s ability to sell assets to or equity in CDOs and other assets.

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Overall, no more than 25% of the value of a REIT’s assets may consist of securities of one or more taxable REIT subsidiaries, or TRSs. Taberna Capital LLC, or Taberna Capital, RAIT Securities LLC, or RAIT Securities, Jupiter Communities, RAIT Securities (U.K.) Ltd., or RAIT Securities UK, RAIT Capital Ltd., Taberna Funding LLC, or Taberna Funding, Taberna Equity Funding, Ltd., or Taberna Equity Funding, and Taberna’s non-U.S. corporate subsidiaries are TRSs. Taberna’s ability to invest in CDOs that are structured as TRSs and to grow or expand the fee-generating businesses of Taberna Capital and RAIT Securities, as well as the business of Taberna Funding, RAIT Securities UK, RAIT Capital Ltd. and future TRSs Taberna may form, will be limited by Taberna’s need to meet this 25% test, which may adversely affect distributions Taberna pays to us.

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The REIT provisions of the Internal Revenue Code limit our and Taberna’s ability to hedge mortgage-backed securities, preferred securities and related borrowings. Except to the extent provided by the regulations promulgated by the U.S. Treasury Department, or the Treasury regulations, any income from a hedging transaction we or Taberna enter into in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in the Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will generally constitute non-qualifying income for purposes of the 75% gross income test). To the extent that we or Taberna enter into other types of hedging transactions, the income from those transactions is likely to be treated as non- qualifying income for purposes of both of the gross income tests. As a result, we or Taberna might have to limit use of advantageous hedging techniques or implement those hedges through TRSs. This could increase the cost of our or Taberna’s hedging activities or expose it or us to greater risks associated with changes in interest rates than we or it would otherwise want to bear.

There are other risks arising out of our and Taberna’s need to comply with REIT requirements. See Item 1A—“Risk Factors-Tax Risks” below.

Investment Company Act Limits

We seek to conduct our operations so that we are not required to register as an investment company. Under Section 3(a)(1) of the Investment Company Act, a company is not deemed to be an “investment company” if:

•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and

•

it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis, which we refer to as the 40% test. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We rely on the 40% test. Because we are a holding company that conducts our businesses through wholly-owned or majority-owned subsidiaries, the securities issued by our subsidiaries that are excepted from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our total assets on an unconsolidated basis. In fact, based on the relative value of our investment in Taberna, on the one hand, and our investment in RAIT Partnership, on the other hand, we can comply with the 40% test only if Taberna satisfies the 40% test on which it relies (or another exemption other than Section 3(c)(1) or 3(c)(7)) and RAIT Partnership complies with Section 3(c)(5)(c) or 3(c)(6), the exemptions upon which it relies (or another exemption other than Section 3(c)(1) or 3(c)(7)). This requirement limits the types of businesses in which we may engage through our subsidiaries.

None of RAIT, RAIT Partnership or Taberna has received a no-action letter from the SEC regarding whether it complies with the Investment Company Act or how its investment or financing strategies fit within the exclusions from regulation under the Investment Company Act that it is using. To the extent that the SEC provides more specific or different guidance regarding, for example, the treatment of assets as qualifying real estate assets or real estate-related assets, we may be required to adjust these investment and financing strategies accordingly. See Item 1A—“Risk Factors- Other Regulatory and Legal Risks of Our Business- Loss of our Investment Company Act exemption would affect us adversely.”

Competition

We are subject to significant competition in all aspects of our business. Existing industry participants and potential new entrants compete with us for the available supply of investments suitable for origination or acquisition, as well as for debt and equity capital. We compete with many third parties engaged in real estate finance and investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, governmental bodies and other entities. Competition, particularly in our commercial mortgage and mezzanine loan business, may increase, and other companies and funds with investment objectives similar to ours may be organized in the future. Some of these competitors have, or in the future may have, substantially greater financial resources than we do and generally may be able to accept more risk. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, competition may lead us to pay a greater portion of the origination fees that we expect to collect in our future origination activities to third-party investment banks and brokers that introduce borrowers to us in order to continue to generate new business from these sources.

Employees

As of February 26, 2010, we had 329 employees and believe our relationships with our employees to be good. None of our employees is covered by a collective bargaining agreement.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC site is http://www.sec.gov. Our internet address is http://www.raitft.com. We make our SEC filings available free of charge on or through our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We are not incorporating by reference in this report any material from our website.